 EXHIBIT 99.1

NOMAD ROYALTY COMPANY COMPLETES THE CASERONES ROYALTY ACQUISITION AND ANNOUNCES SHARE CONSOLIDATION

Montreal, Québec – June 1, 2021

Nomad Royalty Company Ltd. (“Nomad” or the “Company”) (TSX: NSR and OTCQX: NSRXF) is pleased to announce that it has completed its previously-announced acquisition of an indirect interest in a 0.28% net smelter return royalty on the producing Caserones mine in the Atacama region of Chile, as detailed in Nomad’s press release of May 13, 2021.

Nomad is also pleased to announce the consolidation of its common shares on the basis of one post-consolidation common share for every ten pre-consolidation shares issued and outstanding as of the close of business on May 31, 2021. The shares are expected to begin trading on a consolidated basis on the Toronto Stock Exchange and the OTCQX market on Thursday, June 3, 2021. The share consolidation was approved by Nomad’s shareholders at the annual and special meeting held on May 10, 2021.

Share Consolidation

Nomad shareholders will receive one post-consolidation common share for every ten pre-consolidation shares held by them. No fractional shares will be issued as a result of the consolidation. Fractional interests will be rounded down to the nearest whole number of shares without any consideration payable therefor.

The consolidation affects all the Company’s common shares outstanding on May 31, 2021. As a result, the number of issued and outstanding shares will be reduced to 56,638,745 from 566,387,457, subject to treatment of fractional shares. Each shareholder’s percentage ownership in the Company and proportional voting power will remain unchanged, except for minor adjustments resulting from the treatment of fractional shares. The new CUSIP number for the post-consolidation shares is 65532M606 and the new ISIN number is CA65532M6062.

Shareholders who hold their shares in brokerage accounts or in “street name” are not required to take any action to effect an exchange of their shares.

Registered shareholders will receive a letter of transmittal from Computershare Investor Services Inc., the Company's transfer agent. The letter of transmittal will contain instructions on how registered shareholders can exchange their share certificates representing pre-consolidation shares for new certificates representing post-consolidation shares. Until surrendered, each share certificate representing pre-consolidation shares will represent the number of whole post-consolidation shares to which the holder is entitled as a result of the consolidation.

The consolidation will not have any effect on the number of issued and outstanding common share purchase warrants of the Company, which trade on the Toronto Stock Exchange under the symbol “NSR.WT”. However, as a result of the consolidation, the number of shares issuable upon the exercise of each warrant will be reduced and the exercise price increased, the whole in accordance with the terms of the indenture governing the warrants. Following the share consolidation, the exercise of ten warrants will be required to purchase one post-consolidation share, and the exercise price will be C$17.10 per share. No fractional common share will be issued upon exercise of any warrants. The warrants will continue to trade on the Toronto Stock Exchange under their existing CUSIP number.

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CONTACT INFORMATION

For more information about Nomad Royalty Company, please visit our website at www.nomadroyalty.com or email us:

Vincent Metcalfe, CEO	Joseph de la Plante, CIO
vmetcalfe@nomadroyalty.com	jdelaplante@nomadroyalty.com

ABOUT NOMAD

Nomad Royalty Company Ltd. is a gold & silver royalty company that purchases rights to a percentage of the gold or silver produced from a mine, for the life of the mine. Nomad owns a portfolio of 15 royalty, and stream, assets, of which 8 are on currently producing mines. Nomad plans to grow and diversify its low-cost production profile through the acquisition of additional producing and near-term producing gold & silver streams and royalties. For more information please visit: www.nomadroyalty.com.

Nomad Royalty Company Ltd.
500-1275 ave. des Canadiens-de-Montréal
Montréal (Québec) H3B 0G4	nomadroyalty.com

Forward-looking statements

Certain statements contained in this press release may be deemed “forward-looking statements”. All statements in this release, other than statements of historical fact, that address events or developments that Nomad expects to occur, are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential”, “scheduled” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur. Forward-looking statements in this press release include statements about the timing of the expected commencement of trading of the Company’s consolidated common shares on the Toronto Stock Exchange and the OTCQX market. Although Nomad believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. Nomad cautions investors that any forward-looking statements are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, the share consolidation may adversely affect the market price of the common shares; the commencement of trading of the consolidated common shares on either or both of the TSX and the OTCQX market may be delayed; the liquidity and market price of the common shares and Nomad’s ability to raise capital may be adversely affected by the share consolidation; Nomad’s capital requirements may exceed its current expectations; and other risk factors described in Nomad’s annual information form for the fiscal year ended December 31, 2020, Form 40-F annual report and other filings with the Canadian securities regulators and the United States Securities and Exchange Commission, which may be viewed under Nomad’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, respectively. Nomad cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on the forward-looking statements contained herein should carefully consider the above factors as well as the uncertainties they represent and the risks they entail. These statements speak only as of the date of this press release. Nomad undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.

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